--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                           COMMISSION FILE NO. 1-7410


                     MELLON 401(k) RETIREMENT SAVINGS PLAN

                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA 15258-0001

              (Full title of the Plan and the address of the Plan)

                            MELLON BANK CORPORATION
                             One Mellon Bank Center
                                500 Grant Street
                           Pittsburgh, PA 15258-0001


                       (Name of issuer of the securities
                       held pursuant to the Plan and the
                   address of its principal executive office)

                  MELLON 401(k)
                  RETIREMENT SAVINGS PLAN

                  Financial Statements and Schedules

                  December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                  Index to Financial Statements and Schedules

                           December 31, 1997 and 1996

                               Table of Contents



                                                                                            Page
                                                                                           ------

Independent Auditors' Report                                                                    1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits                                          2
  Statements of Changes in Net Assets Available for Plan Benefits                               3
  Notes to Financial Statements                                                            4 - 19

Schedule 1                  Item 27(a) - Assets Held for Investment Purposes (at the end
                            of the plan year)                                                  20
Schedule 2                  Item 27(d) - Reportable Transactions - Single Transactions         21
Schedule 3                  Item 27(d) - Reportable Transactions - Series Transactions         22

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                          Independent Auditors' Report
                          ----------------------------



Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules included as Schedules 1, 2 and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 22, 1998

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996


              Assets                                                   1997              1996
              ------                                                   ----              ----
Noninterest-bearing cash                                            $     90,107               --
Investments, at fair value (notes 3 and 6):
  Collective trust funds                                               8,838,915        1,022,915
  Registered investment companies                                    432,410,685      297,163,102
  Mellon Bank Corporation common stock                               405,201,071      129,996,811
  Loans to participants                                               20,080,747       13,540,195
                                                                    ------------      -----------
          Total investments                                          866,531,418      441,723,023

Contributions receivable:
  Employer contributions made pursuant to employee
    salary reduction agreements                                        1,540,227        1,322,430
                                                                    ------------      -----------
          Total contributions receivable                               1,540,227        1,322,430

Interest and dividends receivable                                             --            7,597
Pending investment sales and other receivables                         3,536,318        2,185,514
Amount due from plan merger (note 8)                                          --      202,461,917
                                                                    ------------      -----------
          Total assets                                               871,698,070      647,700,481

              Liabilities
              -----------

Pending investment purchases and other payables                        1,897,211        1,931,246
                                                                    ------------      -----------
          Net assets available for plan benefits (note 7)           $869,800,859      645,769,235
                                                                    ============      ===========

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1997 and 1996



                                                                       1997              1996
                                                                       ----              ----
Contributions:
  Employer matching contributions                                  $ 11,491,255        11,000,167
  Employer contributions made pursuant to employee
    salary reduction agreements                                      34,791,524        30,329,959
  Rollover contributions                                              5,862,668         1,965,970
                                                                   ------------       -----------
          Total contributions                                        52,145,447        43,296,096

Investment income:
  Dividends from Mellon Bank Corporation common stock                 9,772,505         4,216,819
  Net realized gain and unrealized appreciation on
    Mellon Bank Corporation common stock                            155,690,813        31,331,515
  Collective trust funds income                                         276,628         2,221,970
  Net realized gain and unrealized appreciation on
    collective trust funds                                                   --         9,348,974
  Registered investment companies income                             11,352,535         5,815,318
  Net realized gain and unrealized appreciation on
    registered investment companies                                  64,306,114        22,073,687
  Interest income on loans to participants                            1,540,595         1,060,216
                                                                   ------------       -----------
          Total investment income                                   242,939,190        76,068,499

Participants' withdrawals                                           (71,053,013)      (44,854,115)
                                                                   ------------       -----------
          Net increase                                              224,031,624        74,510,480

Net transfers to the Plan (note 8)                                           --       202,461,917

Net assets available for plan benefits (note 7):
  Beginning of year                                                 645,769,235       368,796,838
                                                                   ------------       -----------
  End of year                                                      $869,800,859       645,769,235
                                                                   ============       ===========

See accompanying notes to financial statements.

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996



(1)  Description of the Plan
     -----------------------

             The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


   General
   -------

             The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of Mellon Bank Corporation (the Corporation) who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

             The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal and Finance Departments of the Corporation and one member who is appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and five other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

             Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following mutual funds (note 3): Dreyfus Institutional Prime Money Market Fund, Dreyfus Bond Market Index Fund, Dreyfus Basic S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Small Company Stock Fund, Warburg-Pincus International Equity Fund, Dreyfus LifeTime Portfolios, Inc. - Income Portfolio, Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio and Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio; or the Dreyfus-Certus Stable Value Fund, which is a collective trust fund.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



             The Loan Fund is comprised of loans to participants. The Employer Stock Fund is maintained for investment of employer matching contributions and employer discretionary contributions, if any.

             Participant account balances include salary reduction, employer matching and employer discretionary contributions. In the event the Plan is terminated, such account balances shall be distributed to the participants.


   Contributions
   -------------

             An eligible employee of the Corporation may become a participant in the Plan following completion of one year of service. Employees hired prior to February 1, 1995, were eligible to participate in the Plan on the date of employment.

             Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($9,500 in 1997 and 1996). Employees may change the rate of contribution or discontinue contributions at any time.

             Participants may rollover amounts representing distributions from other qualified retirement plans.

             Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) sections 401(k) and 401(m). In addition, special rules imposed by IRC section 415 limit the amount of contributions that may be allocated to the accounts of each participant (see note 5).

             Semimonthly, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock based upon fair market value.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



             The Corporation is permitted to make discretionary contributions, as determined and authorized by the Board of Directors. Discretionary contributions would be allocated to each eligible participant's accounts and invested in the Employer Stock Fund. There were no discretionary contributions during the years ended December 31, 1997 and 1996.


   Vesting
   -------

             Participants are fully vested in Mellon matching contributions upon entering the Plan. Balances of participants who were in the former Dreyfus Profit-Sharing Plan as of September 1, 1996, were merged into the 401(k) Retirement Savings Plan (note 8). Those participant balances are subject to the vesting schedule in the former Dreyfus Profit-Sharing Plan. Under that schedule, participants will be fully vested after completing five years of service. While former Dreyfus Profit-Sharing Plan participants may not be vested in their balances under that plan, they are fully and immediately vested in Mellon matching contributions attributable to 401(k) deferrals.

   Forfeitures
   -----------

             Forfeitures are applicable only to the former Dreyfus Profit-Sharing Plan participants who have not completed 5 years of service prior to their termination of employment. If the participant is not fully vested at the employment termination date, the non-vested benefit is forfeited. Forfeitures are used as a reduction of required employer contributions to the Plan. For the year ended December 31, 1997, forfeited non-vested accounts totaled $2,098,952 and that amount was used to reduce employer contributions.

   Distributions
   -------------

             Upon termination of employment, participants may elect to receive a distribution of their vested account balances. Payment must begin not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



  Loans to Participants
  ---------------------

             Loans are made available to all requesting participants in amounts up to the least of (a) $50,000, (b) one-half of the participant's account balance or (c) the value of the participant's account balance less the current value of their Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in the Wall Street Journal on the first business day of each month.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Financial Statements
     -----------------------------

             The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7). The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

   Investments
   -----------

             Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

             Purchases and sales of securities are reflected on a trade-date accounting basis.

             In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

             Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(3)  Investment Programs
     -------------------

             Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 1997. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

       Registered investment companies:
       -------------------------------

       (a)  Dreyfus Institutional Prime Money Market Fund
            ---------------------------------------------

            The objective of this fund is to invest in high-grade, short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

       (b)  Dreyfus Bond Market Index Fund
            ------------------------------

            The objective of this fund is to match the performance of the Lehman Brothers Government/Corporate Bond Index by investing 80% of the Fund's assets in U.S. government obligations and fixed-rate investment grade securities that are included in that benchmark index. The remaining 20% can be invested in government securities and corporate securities.

       (c)  Dreyfus Basic S&P 500 Stock Index Fund
            --------------------------------------

            The objective of this fund is to match the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500), which is a leading measure of the value of the nation's largest corporations. The fund invests in all 500 stocks in the S&P 500 in proportion to their weighting in the Index.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



       (d)  Dreyfus Disciplined Stock Fund
            ------------------------------

            The objective of this fund is to outperform the S&P 500 on a consistent basis by investing primarily in equity securities. The fund typically invests at least 65% of its assets in equity securities and no more than 20% of its assets in money market securities.

       (e)  Dreyfus Premier Small Company Stock Fund
            ----------------------------------------

            The objective of this fund is to consistently outperform the Russell 2500 Stock Index, while maintaining a similar level of risk. This fund primarily invests in small capitalization stocks that generally range from $100 million to $1.5 billion in market capitalization.

       (f)  Warburg-Pincus International Equity Fund
            ----------------------------------------

            The objective of this fund is to create long-term capital appreciation by investing in international equity securities. The fund is designed to take advantage of the growth potential of foreign markets.

       (g)  Dreyfus LifeTime Portfolios, Inc.
            ---------------------------------

            The following three investment portfolios are provided:

            Income Portfolio
            ----------------

            The objective of this fund is to maximize income by investing in common stock, fixed-income securities and short-term money market instruments.

            Growth and Income Portfolio
            ---------------------------

            The objective of this fund is to seek a combination of growth and income by investing in both equity securities and fixed-income securities, with up to 15% of its assets in international securities.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



            Growth Portfolio
            ----------------

            The objective of this fund is to create capital appreciation by investing in both equity securities and fixed-income securities, with up to 25% of its assets invested in international securities.

       Collective trust fund:
       ---------------------

            Dreyfus-Certus Stable Value Fund
            --------------------------------

            The objective of this fund is to create current income and maintain stability of principal by investing in investment contracts with life insurance companies or commercial banks that meet established credit standards, debt securities backed by the U.S. government or its agencies and short-term money market instruments.

            There can be no assurance that the stated objective of any of the funds can be achieved.

            All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment objective consistent with the objectives of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.

            Employer matching and discretionary contributions, if any, are invested in the Corporation's common stock and held in the Employer Stock Fund.

            The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(4)  Federal Income Taxes
     --------------------

             The Internal Revenue Service (IRS) issued its latest determination on May 11, 1993, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended to conform with current tax law changes. In the opinion of the Plan Administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements, Continued


(5)  Fund Information
     ----------------

                                                                                                                1997
----------------------------------------------------------------------------------------------------------------------
                                                                                                    Fund Information
----------------------------------------------------------------------------------------------------------------------
                                                                                                Participant Directed
----------------------------------------------------------------------------------------------------------------------
                                                                                                            Dreyfus
                                                                               Dreyfus-      Dreyfus     Premier Small
                                                                    Loan    Certus Stable  Disciplined      Company
                                                   Total            Fund     Value Fund    Stock Fund        Fund
                                                ------------   ------------ -----------   ------------   -------------

            Assets
           -------
Noninterest-bearing cash                        $     90,107            -      90,077              -              -
Investments, at fair value:
  Collective trust funds                           8,838,915            -   8,838,915              -              -
  Registered investment companies                432,410,685            -           -     70,352,997     24,627,744
  Mellon Bank Corporation common stock           405,201,071            -           -              -              -
  Loans to participants                           20,080,747   20,080,747           -              -              -
                                                ------------   ----------   ---------     ----------     ----------
          Total investments                      866,531,418   20,080,747   8,838,915     70,352,997     24,627,744

Contributions receivable:
  Employer contributions made pursuant to
    employee salary reduction agreements           1,540,227            -      13,158        285,866        183,187
                                                ------------   ----------   ---------     ----------     ----------
          Total contributions receivable           1,540,227            -      13,158        285,866        183,187

Pending investment sales and other receivables     3,536,318      485,470           -              -              -
Net interfund transfer receivable/payable                  -     (434,479)   (652,897)       540,220         79,329
                                                ------------   ----------   ---------     ----------     ----------
          Total assets                           871,698,070   20,131,738   8,289,253     71,179,083     24,890,260

              Liabilities
              -----------

Pending investment purchases and other payables   (1,897,211)           -           -       (129,854)      (174,277)
                                                ------------   ----------   ---------     ----------     ----------
          Net assets available for plan
            benefits                            $869,800,859   20,131,738   8,289,253     71,049,229     24,715,983
                                                ============   ==========   =========     ==========     ==========

                                                  Warburg-Pincus     Dreyfus
                                                  International   Institutional
                                                      Equity       Prime Money
                                                       Fund        Market Fund
                                                  --------------  -------------
            Assets
           -------
Noninterest-bearing cash                                  -                30
Investments, at fair value:
  Collective trust funds                                  -                 -
  Registered investment companies                11,610,446        74,761,733
  Mellon Bank Corporation common stock                    -                -
  Loans to participants                                   -                -
                                                 ----------       ----------
          Total investments                      11,610,446       74,761,733

Contributions receivable:
  Employer contributions made pursuant to
    employee salary reduction agreements            106,092          146,404
                                                 ----------       ----------
          Total contributions receivable            106,092          146,404

Pending investment sales and other receivables      154,614          309,217
Net interfund transfer receivable/payable           196,313          487,226
                                                 ----------       ----------
          Total assets                           12,067,465       75,704,610

              Liabilities
              -----------

Pending investment purchases and other payables    (280,827)        (422,656)
                                                 ----------       ----------
          Net assets available for plan
            benefits                             11,786,638       75,281,954
                                                 ==========       ==========

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                                                  Non-participant
                                                                     directed
                                                                  ---------------
                              Dreyfus     Dreyfus
  Dreyfus        Dreyfus     LifeTime     S&P 500      Dreyfus
  LifeTime      LifeTime    Growth and     Stock     Bond Market     Employer
 Growth Fund   Income Fund  Income Fund  Index Fund  Index Fund     Stock Fund
-------------  -----------  -----------  ----------  -----------  ---------------
            -           -            -             -            -             -
            -           -            -             -            -             -
   14,543,874   2,835,997   73,141,376   138,894,722   21,641,796             -
            -           -            -             -            -   405,201,071
            -           -            -             -            -             -
   ----------   ---------   ----------   -----------   ----------   -----------
   14,543,874   2,835,997   73,141,376   138,894,722   21,641,796   405,201,071


      110,769      18,396      128,735       292,692       46,024       208,904
   ----------   ---------   ----------   -----------   ----------   -----------
      110,769      18,396      128,735       292,692       46,024       208,904

      502,075       2,669            -        65,800       35,437     1,981,036
     (459,516)     60,509      689,740       274,818      129,051      (910,314)
   ----------   ---------   ----------   -----------   ----------   -----------
   14,697,202   2,917,571   73,959,851   139,528,032   21,852,308   406,480,697



     (108,680)    (61,301)    (663,460)      (55,846)        (272)          (38)
   ----------   ---------   ----------   -----------   ----------   -----------

   14,588,522   2,856,270   73,296,391   139,472,186   21,852,036   406,480,659
   ==========   =========   ==========   ===========   ==========   ===========

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements, Continued

                                                                                                                1996
----------------------------------------------------------------------------------------------------------------------
                                                                                                    Fund Information
----------------------------------------------------------------------------------------------------------------------
                                                                                                Participant Directed
----------------------------------------------------------------------------------------------------------------------
                                                                                                            Dreyfus
                                                                               Dreyfus-      Dreyfus     Premier Small
                                                                    Loan    Certus Stable  Disciplined      Company
                                                   Total            Fund     Value Fund    Stock Fund        Fund
                                                ------------   ------------ -----------   ------------   -------------

            Assets
           -------
Investments, at fair value:
  Collective trust funds                        $  1,022,915          716   1,017,794             -              -
  Registered investment companies                297,163,102            -           -    26,185,643     12,994,210
  Mellon Bank Corporation common stock           129,996,811            -           -             -              -
  Loans to participants                           13,540,195   13,540,195           -             -              -
                                                ------------   ----------   ---------    ----------     ----------
          Total investments                      441,723,023   13,540,911   1,017,794    26,185,643     12,994,210

Contributions receivable:
  Employer contributions made pursuant to
    employee salary reduction agreements           1,322,430            -       9,750       253,167        184,423
                                                ------------   ----------   ---------    ----------     ----------
          Total contributions receivable           1,322,430            -       9,750       253,167        184,423

Interest and dividends receivable                      7,597            -           -             -              -
Pending investment sales and other receivables     2,185,514            -           -             -              -
Net interfund transfer receivable/payable                  -            -      46,662       315,312        198,508
Amount due from plan merger                      202,461,917            -           -    18,019,641              -
                                                ------------   ----------   ---------    ----------     ----------
          Total assets                           647,700,481   13,540,911   1,074,206    44,773,763     13,377,141

          Liabilities
          -----------

Pending investment purchases and other payables    1,931,246            -           -       545,596        372,197
                                                ------------   ----------   ---------    ----------     ----------
          Net assets available for plan
            benefits                            $645,769,235   13,540,911   1,074,206    44,228,167     13,004,944
                                                ============   ==========   =========    ==========     ==========

                                                  Warburg-Pincus     Dreyfus
                                                  International   Institutional
                                                      Equity       Prime Money
                                                       Fund        Market Fund
                                                  --------------  -------------
         Assets
         ------
Investments, at fair value:
 Collective trust funds                                        -           396
 Registered investment companies                       8,349,944    52,947,521
 Mellon Bank Corporation common stock                          -             -
 Loans to participants                                         -             -
                                                       ---------    ----------
          Total investments                            8,349,944    52,947,917

Contributions receivable:
  Employer contributions made pursuant to
    employee salary reduction agreements                 117,800       202,210
                                                       ---------    ----------
          Total contributions receivable                 117,800       202,210

Interest and dividends receivable                              -             -
Pending investment sales and other receivables                 -             -
Net interfund transfer receivable/payable                197,131       353,014
Amount due from plan merger                                    -    35,589,558
                                                       ---------    ----------
          Total assets                                 8,664,875    89,092,699

                Liabilities
                -----------

Pending investment purchases and other payables          305,331       380,116
                                                       ---------    ----------
          Net assets available for plan
            benefits                                   8,359,544    88,712,583
                                                       =========    ==========

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                                                  Non-participant
                                                                      directed
----------------------------------------------------------------- ---------------
                              Dreyfus     Dreyfus
  Dreyfus        Dreyfus     LifeTime     S&P 500       Dreyfus
  LifeTime      LifeTime    Growth and     Stock      Bond Market     Employer
 Growth Fund   Income Fund  Income Fund  Index Fund   Index Fund     Stock Fund
-------------  -----------  -----------  -----------  -----------  --------------
           -           -             -           781       2,484            744
   6,873,014   1,334,467    68,560,039   102,814,045  17,104,219              -
           -           -             -             -           -    129,996,811
           -           -             -             -           -              -
   ---------   ---------    ----------   -----------  ----------    -----------
   6,873,014   1,334,467    68,560,039   102,814,826  17,106,703    129,997,555



     103,041      18,866       126,250       259,494      47,429              -
   ---------   ---------    ----------   -----------  ----------    -----------
     103,041      18,866       126,250       259,494      47,429              -

           -           -             -             -           -          7,597
           -           -       249,957             -           -      1,935,557
      25,395      72,306        78,529       206,004     139,913     (1,632,774)
           -           -             -     3,457,296   2,180,604    143,214,818
   ---------   ---------    ----------   -----------  ----------    -----------
   7,001,450   1,425,639    69,014,775   106,737,620  19,474,649    273,522,753



      96,323      91,405             -        66,506      73,772              -
   ---------   ---------    ----------   -----------  ----------    -----------

   6,905,127   1,334,234    69,014,775   106,671,114  19,400,877    273,522,753
   =========   =========    ==========   ===========  ==========    ===========

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements, Continued

                                                                                                                           1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Fund Information
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Participant Directed
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Dreyfus
                                                                                          Dreyfus-      Dreyfus     Premier Small
                                                                              Loan     Certus Stable  Disciplined      Company
                                                               Total          Fund      Value Fund    Stock Fund        Fund
                                                            ------------   ----------   -----------   ------------  -------------
Contributions:
  Employer matching contributions                           $ 11,491,255            -           -              -            -
  Employer contributions made pursuant to
    employee salary reduction agreements                      34,791,524            -     217,319      7,186,207    4,834,839
  Rollover contributions                                       5,862,668            -      98,048      1,129,182      598,645
                                                            ------------   ----------   ---------     ----------    ---------
          Total contributions                                 52,145,447            -     315,367      8,315,389    5,433,484

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                               9,772,505            -           -              -            -
  Net realized gain and unrealized appreciation
    on Mellon Bank Corporation common stock                  155,690,813            -           -              -            -
  Collective trust funds income                                  276,628            -     276,628              -            -
  Registered investment companies income                      11,352,535            -           -        451,836            -
  Net realized gain (loss) and unrealized appreciation
    (depreciation) on registered investment companies         64,306,114            -           -     14,597,664    3,566,408
  Interest income on loans to participants                     1,540,595    1,540,595           -              -            -
                                                            ------------   ----------   ---------     ----------   ----------
          Total investment income (loss)                     242,939,190    1,540,595     276,628     15,049,500    3,566,408

Participants' withdrawals                                    (71,053,013)  (1,266,425)    (11,157)    (2,793,698)    (661,761)
Net interfund transfers                                                -    6,316,657   6,634,209      6,249,871    3,372,908
                                                            ------------   ----------   ---------     ----------   ----------
          Net increase (decrease)                            224,031,624    6,590,827   7,215,047     26,821,062   11,711,039

Net assets available for plan benefits:
  Beginning of year                                          645,769,235   13,540,911   1,074,206     44,228,167   13,004,944
                                                            ------------   ----------   ---------     ----------   ----------
  End of year                                               $869,800,859   20,131,738   8,289,253     71,049,229   24,715,983
                                                            ============   ==========   =========     ==========   ==========

                                                           Warburg-Pincus     Dreyfus
                                                           International   Institutional
                                                               Equity       Prime Money
                                                                Fund        Market Fund
                                                           --------------  -------------
Contributions:
  Employer matching contributions                                     -               -
  Employer contributions made pursuant to
    employee salary reduction agreements                       3,071,111       4,399,948
  Rollover contributions                                         345,899         793,873
                                                              ----------     -----------
          Total contributions                                  3,417,010       5,193,821

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                                       -               -
  Net realized gain and unrealized appreciation
    on Mellon Bank Corporation common stock                            -               -
  Collective trust funds income                                        -               -
  Registered investment companies income                         169,708       4,613,227
  Net realized gain (loss) and unrealized appreciation
    (depreciation) on registered investment companies           (977,202)              -
  Interest income on loans to participants                             -               -
                                                              ----------     -----------
          Total investment income (loss)                        (807,494)      4,613,227

Participants' withdrawals                                       (392,683)    (21,163,334)
Net interfund transfers                                        1,210,261      (2,074,343)
                                                              ----------     -----------
          Net increase (decrease)                              3,427,094     (13,430,629)

Net assets available for plan benefits:
  Beginning of year                                            8,359,544      88,712,583
                                                              ----------     -----------
  End of year                                                 11,786,638      75,281,954
                                                              ==========     ===========










---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                                                  Non-participant
                                                                         directed
---------------------------------------------------------------   ---------------
                              Dreyfus     Dreyfus
  Dreyfus        Dreyfus     LifeTime     S&P 500      Dreyfus
  LifeTime      LifeTime    Growth and     Stock     Bond Market     Employer
 Growth Fund   Income Fund  Income Fund  Index Fund  Index Fund     Stock Fund
-------------  -----------  -----------  ----------  -----------  ---------------
          -           -            -             -            -      11,491,255

  2,773,765     462,988    3,201,411     7,458,007    1,185,929               -
    627,007     281,057      525,587     1,238,338      225,032               -
 ----------   ---------   ----------   -----------   ----------     -----------
  3,400,772     744,045    3,726,998     8,696,345    1,410,961      11,491,255



          -           -            -             -            -       9,772,505

          -           -            -             -            -     155,690,813
          -           -            -             -            -               -
    399,575     142,206    2,458,287     1,941,475    1,176,221               -

  2,053,436     142,928   10,737,775    33,374,450      810,655               -
          -           -            -             -            -               -
 ----------   ---------   ----------   -----------   ----------     -----------
  2,453,011     285,134   13,196,062    35,315,925    1,986,876     165,463,318

   (383,443)    (88,096)  (3,104,542)   (5,926,691)  (1,150,525)    (34,110,658)
  2,213,055     580,953   (9,536,902)   (5,284,507)     203,847      (9,886,009)
 ----------   ---------   ----------   -----------   ----------     -----------
  7,683,395   1,522,036    4,281,616    32,801,072    2,451,159     132,957,906


  6,905,127   1,334,234   69,014,775   106,671,114   19,400,877     273,522,753
 ----------   ---------   ----------   -----------   ----------     -----------
 14,588,522   2,856,270   73,296,391   139,472,186   21,852,036     406,480,659
 ==========   =========   ==========   ===========   ==========     ===========


                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements, Continued

                                                                                                     1996
--------------------------------------------------------------------------------------------------------------
                                                                                          Fund Information
--------------------------------------------------------------------------------------------------------------
                                                                                      Participant Directed
--------------------------------------------------------------------------------------------------------------
                                                                        Income         Bond          Stock
                                                          Total          Fund          Fund          Fund
                                                          -----         ------        ------         -----
Contributions:
  Employer matching contributions                      $ 11,000,167             -             -              -
  Employer contributions made pursuant to
    employee salary reduction agreements                 30,329,959     1,026,680       520,726      3,142,652
  Rollover contributions                                  1,965,970             -             -              -
                                                       ------------   -----------   -----------   ------------
          Total contributions                            43,296,096     1,026,680       520,726      3,142,652

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                          4,216,819             -             -              -
  Net realized gain and unrealized appreciation
    on Mellon Bank Corporation common stock              31,331,515             -             -              -
  Collective trust funds income                           2,221,970     1,193,523         5,413         31,666
  Net realized gain (loss) and unrealized appreciation
     (depreciation) on collective trust funds             9,348,974             -      (558,328)     6,527,418
  Registered investment companies income                  5,815,318             -             -              -
  Net realized gain (loss) and unrealized appreciation
    (depreciation) on registered investment companies    22,073,687             -             -              -
  Interest income on loans to participants                1,060,216             -             -              -
                                                       ------------   -----------   -----------   ------------
          Total investment income (loss)                 76,068,499     1,193,523      (552,915)     6,559,084

Participants' withdrawals                               (44,854,115)   (3,679,374)   (1,133,482)    (4,395,682)

Net interfund transfers                                           -   (59,133,953)  (17,869,591)  (105,168,856)
                                                       ------------   -----------   -----------   ------------
          Net increase (decrease)                        74,510,480   (60,593,124)  (19,035,262)   (99,862,802)

Net transfers to the Plan                               202,461,917             -             -              -

Net assets available for plan benefits:
  Beginning of year                                     368,796,838    60,593,124    19,035,262     99,862,802
                                                       ------------   -----------   -----------   ------------
  End of year                                          $645,769,235             -             -              -
                                                       ============   ===========   ===========   ============
                                                                                                                  Dreyfus
                                                                                     Dreyfus-      Dreyfus     Premier Small
                                                        Balanced       Loan       Certus Stable  Disciplined      Company
                                                          Fund         Fund         Value Fund    Stock Fund       Fund
                                                       -----------   ----------   -------------  -----------  -------------
Contributions:
  Employer matching contributions                                -            -            -              -             -
  Employer contributions made pursuant to
    employee salary reduction agreements                 2,300,339            -      167,138      4,252,868     3,109,640
  Rollover contributions                                         -            -       28,814        513,079       287,712
                                                        ----------   ----------    ---------     ----------    ----------
         Total contributions                             2,300,339            -      195,952      4,765,947     3,397,352

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                                 -            -            -              -             -
  Net realized gain and unrealized appreciation
    on Mellon Bank Corporation common stock                      -            -            -              -             -
  Collective trust funds income                            970,913            -       19,741              -             -
  Net realized gain (loss) and unrealized appreciation
     (depreciation) on collective trust funds            3,379,884            -            -              -             -
  Registered investment companies income                         -            -            -        151,848         1,960
  Net realized gain (loss) and unrealized appreciation
    (depreciation) on registered investment companies            -            -            -      2,586,997       959,086
  Interest income on loans to participants                       -    1,060,216            -              -             -
                                                       -----------   ----------    ---------     ----------    ----------
          Total investment income (loss)                 4,350,797    1,060,216       19,741      2,738,845       961,046

Participants' withdrawals                               (3,427,410)  (1,137,888)     (19,754)       (62,651)      (97,104)

Net interfund transfers                                (87,712,667)   4,562,232      878,267     18,766,385     8,743,650
                                                       -----------   ----------    ---------     ----------    ----------
          Net increase (decrease)                      (84,488,941)   4,484,560    1,074,206     26,208,526    13,004,944

Net transfers to the Plan                                        -            -            -     18,019,641             -

Net assets available for plan benefits:
  Beginning of year                                     84,488,941    9,056,351            -              -             -
                                                       -----------   ----------    ---------     ----------    ----------
  End of year                                                    -   13,540,911    1,074,206     44,228,167    13,004,944
                                                       ===========   ==========    =========     ==========    ==========

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                                           Non-participant
                                                                                              directed
--------------------------------------------------------------------------------------     ----------------
 Warburg-Pincus      Dreyfus      Dreyfus    Dreyfus    Dreyfus      Dreyfus      Dreyfus
 International    Institutional   LifeTime   LifeTime   LifeTime     S&P 500        Bond
    Equity         Prime Money     Growth     Income   Growth and     Stock        Market       Employer
     Fund          Market Fund      Fund       Fund    Income Fund  Index Fund   Index Fund    Stock Fund
----------------  -------------  ---------  ---------  -----------  ----------   ----------  --------------
           -                -            -          -            -            -           -     11,000,167

   1,932,668        4,386,854    1,634,317    302,317    2,136,226    4,578,177     839,357              -
     168,847          242,515      157,906     57,569      128,658      304,522      76,348              -
   ---------       ----------    ---------  ---------   ----------  -----------  ----------    -----------
   2,101,515        4,629,369    1,792,223    359,886    2,264,884    4,882,699     915,705     11,000,167



           -                -            -          -            -            -           -      4,216,819

           -                -            -          -            -            -           -     31,331,515
           -                -            -          -            -            -           -            714

           -                -            -          -            -            -           -              -
     170,631        1,807,781      112,600     46,162    1,450,765    1,424,896     648,675              -

      81,379                -      449,072     (5,483)   4,824,237   12,852,261     326,138              -
           -                -            -          -            -            -           -              -
   ---------       ----------    ---------  ---------   ----------  -----------  ----------    -----------
     252,010        1,807,781      561,672     40,679    6,275,002   14,277,157     974,813     35,549,048

     (59,716)      (9,234,833)     (25,057)   (70,162)  (4,664,003)  (5,418,380) (1,206,716)   (10,221,903)

   6,065,735       55,920,708    4,576,289  1,003,831   65,138,892   89,472,342  16,536,471     (1,779,735)
   ---------       ----------    ---------  ---------   ----------  -----------  ----------    -----------
   8,359,544       53,123,025    6,905,127  1,334,234   69,014,775  103,213,818  17,220,273     34,547,577

           -       35,589,558            -          -            -    3,457,296   2,180,604    143,214,818


           -                -            -          -            -            -           -     95,760,358
   ---------       ----------    ---------  ---------   ----------  -----------  ----------    -----------
   8,359,544       88,712,583    6,905,127  1,334,234   69,014,775  106,671,114  19,400,877    273,522,753
   =========       ==========    =========  =========   ==========  ===========  ==========    ===========

                                                            (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(6)  Investments
     -----------

     Investments of each fund as of December 31, 1997, were as follows:


                                                                                        Market value
                                               Number of                                ------------
                                                shares                             Per
 Fund                                          or units           Cost             unit           Total
------                                        ----------          ----             ----           -----
Dreyfus-Certus Stable Value Fund               8,838,915      $  8,838,915        $ 1.00      $  8,838,915
                                                              ------------                    ------------
     Total collective trust funds                                8,838,915                       8,838,915

Dreyfus Institutional Prime
  Money Market Fund                           74,761,733        74,761,733          1.00        74,761,733*

Dreyfus Bond Market Index Fund                 2,164,180        20,907,205         10.00        21,641,796

Dreyfus Basic S&P 500 Stock
  Index Fund                                   6,752,296       100,728,607         20.57       138,894,722*

Dreyfus Disciplined Stock Fund                 2,260,700        62,178,834         31.12        70,352,997*

Dreyfus Premier Small Company
  Stock Fund                                   1,361,461        22,029,283         18.09        24,627,744

Warburg-Pincus International
  Equity Fund                                    682,566        14,081,307         17.01        11,610,446

Dreyfus LifeTime Income Fund                     220,186         2,957,594         12.88         2,835,997

Dreyfus LifeTime Growth and
  Income Fund                                  4,655,721        69,971,450         15.71        73,141,376*

Dreyfus LifeTime Growth Fund                     935,899        15,876,429         15.54        14,543,874
                                                              ------------                    ------------
     Total registered
       investment companies                                    383,492,442                     432,410,685

Employer Stock Fund:
  Mellon Bank Corporation
    common stock                               6,683,729@      106,027,085         60.63@      405,201,071*

Loans to participants                         20,080,747        20,080,747          1.00        20,080,747
                                                              ------------                    ------------
     Total investments                                        $518,439,189                    $866,531,418
                                                              ============                    ============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

@ In April 1997, the Corporation announced a two-for-one split of the Corporation's common stock payable in June 1997.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



   Investments of each fund as of December 31, 1996, were as follows:


                                                                                        Market value
                                               Number of                                ------------
                                                shares                             Per
 Fund                                          or units           Cost             unit           Total
------                                        ----------          ----             ----           -----
EB Temporary Investment Fund                       5,121      $      5,121        $ 1.00      $      5,121

Dreyfus-Certus Stable Value Fund               1,017,794         1,017,794          1.00         1,017,794
                                                              ------------                    ------------
     Total collective trust funds                                1,022,915                       1,022,915

Dreyfus Institutional Prime
  Money Market Fund                           52,947,521        52,947,521          1.00        52,947,521*

Dreyfus Bond Market Index Fund                 1,750,688        16,792,844          9.77        17,104,219

Dreyfus Institutional S&P 500
  Stock Index Fund                             6,462,228        92,057,808         15.91       102,814,045*

Dreyfus Disciplined Stock Fund                   991,880        25,253,348         26.40        26,185,643*

Dreyfus Premier Small Company
  Stock Fund                                     833,496        12,595,922         15.59        12,994,210

Warburg-Pincus International
  Equity Fund                                    400,669         8,403,489         20.84         8,349,944

Dreyfus LifeTime Income Fund                     104,418         1,374,769         12.78         1,334,467

Dreyfus LifeTime Growth and
  Income Fund                                  4,420,376        65,421,301         15.51        68,560,039*

Dreyfus LifeTime Growth Fund                     422,695         6,865,883         16.26         6,873,014
                                                              ------------                    ------------
     Total registered
       investment companies                                    281,712,885                     297,163,102

Employer Stock Fund:
  Mellon Bank Corporation
    common stock                               1,830,941@       58,974,441         71.00@      129,996,811*

Loans to participants                                N/A        13,540,195           N/A        13,540,195
                                                              ------------                    ------------
     Total investments                                        $355,250,436                    $441,723,023
                                                              ============                    ============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

@ In April 1997, the Corporation announced a two-for-one split of the Corporation's common stock payable in June 1997. The number of shares and market value per share have not been adjusted to reflect this split.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(7)  Reconciliation of Financial Statements and Form 5500
     ----------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         December 31,
                                                                         ------------
                                                                  1997                1996
                                                                  ----                ----
Net assets available for benefits per the
  financial statements                                        $869,800,859         645,769,235
Amounts allocated to withdrawing
  participants                                                  (3,835,188)         (1,814,167)
                                                              ------------         -----------
Net assets available for benefits per the
  Form 5500                                                   $865,965,671         643,955,068
                                                              ============         ===========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      Year ended
                                                                      December 31,
                                                                         1997
                                                                         ----
Benefits paid to participants per the
  financial statements                                                $71,053,013
Add:  Amounts allocated to withdrawing
  participants at December 31, 1997                                     3,835,188
Less:  Amounts allocated to withdrawing
  participants at December 31, 1996                                    (1,814,167)
                                                                      -----------
Benefits paid to participants per the
  Form 5500                                                           $73,074,034
                                                                      ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.

                                                                     (Continued)

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(8)  Plan Merger
     -----------

     On August 20, 1996, the Board of Directors of the Corporation resolved that The Dreyfus Corporation Retirement Profit-Sharing Plan (the Profit-Sharing
     Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective September 1, 1996, but the merger of the plan assets did not occur until 1997. Based on this resolution, the net assets held by the Profit-Sharing Plan as of December 31, 1996, in the amount of $202,461,917, were due to the Plan. The merger of the Plan assets was completed in June of 1997.

     On May 20, 1997, the Board of Directors of the Corporation resolved that The Boston Company Employee Savings Plan (the Savings Plan), a plan maintained by a subsidiary of the Corporation, be merged with and into the Mellon 401(k) Retirement Savings Plan with the Plan being the surviving plan. The plan merger was effective January 1, 1998, and the merger of the plan assets occurred in March of 1998. As of December 31, 1997, the net assets in the Savings Plan approximated $34,500,000.

                                                                      Schedule 1
                                                                      ----------

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

 Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1997


------------------------------------------------------------------------------------------------------------------------
Column A              Column B                       Column C                                  Column D        Column E
--------              --------                       --------                                  --------        --------

           Identity of issue, borrower,                                                        Current
             lessor or similar party             Description of investment                       Cost            Value
             -----------------------             -------------------------                       ----            -----
                                                   Collective trust funds
                                                   ----------------------
    *      Mellon Bank Corporation        Dreyfus-Certus Stable Value Fund                   $  8,838,915      8,838,915

                                                Registered investment companies
                                                -------------------------------
    *      Mellon Bank Corporation        Dreyfus Institutional Prime Money Market Fund        74,761,733     74,761,733
    *      Mellon Bank Corporation        Dreyfus Bond Market Index Fund                       20,907,205     21,641,796
    *      Mellon Bank Corporation        Dreyfus Basic S&P 500 Index Fund                    100,728,607    138,894,722
    *      Mellon Bank Corporation        Dreyfus Disciplined Stock Fund                       62,178,834     70,352,997
    *      Mellon Bank Corporation        Dreyfus Premier Small Company Stock Fund             22,029,283     24,627,744
    *      Mellon Bank Corporation        Warburg-Pincus International Equity Fund             14,081,307     11,610,446
    *      Mellon Bank Corporation        Dreyfus LifeTime Income Fund                          2,957,594      2,835,997
    *      Mellon Bank Corporation        Dreyfus LifeTime Growth & Income Portfolio           69,971,450     73,141,376
    *      Mellon Bank Corporation        Dreyfus LifeTime Growth Fund                         15,876,429     14,543,874
                                                                                             ------------    -----------
                                            Total registered investment companies             383,492,442    432,410,685

                                                       Common stock
                                                       ------------
    *      Mellon Bank Corporation        Mellon Bank Corporation Common Stock                106,027,085    405,201,071
                                                                                             ------------    -----------
                                            Total common stock                                106,027,085    405,201,071

                                                         Loans
                                                         -----
    *      Participant loans              Participant loans with various rates of interest
                                            from 9.25% to 13.20% and various maturity
                                            dates through 2006
                                                                                                        0(1)  20,080,747
                                                                                             ------------    -----------
                                              Total loans                                               0     20,080,747
                                                                                             ------------    -----------

                                              Total investments                              $498,358,442    866,531,418
                                                                                             ============    ===========

 *  Party-in-interest

(1) The cost of participant loans is $-0- as indicated in the instructions to the Form 5500 - Item 27(a).

                                                                      Schedule 2
                                                                      ----------

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

           Item 27(d) - Reportable Transactions - Single Transactions

                          Year Ended December 31, 1997


-----------------------------------------------------------------------------------------------------------------------
Single Transactions Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

       Column A                Column B            Column C       Column D       Column G       Column H      Column I
       --------                --------            --------       --------       --------       --------      --------

                                                                                              Current value
                                                                                               of asset on
     Identity of                                   Purchase       Selling        Cost of       transaction      Net
    party involved       Description of assets      price          price          asset           date          gain
    --------------       ---------------------     --------       -------        -------      -------------   --------

No single transactions involving an amount in excess of five percent of the current value of Plan assets were noted.


Note: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.

                                                                      Schedule 3
                                                                      ----------

                                 MELLON 401(k)
                            RETIREMENT SAVINGS PLAN

                                EIN:  25-1233834

                               Plan Number:  001

           Item 27(d) - Reportable Transactions - Series Transactions

                          Year Ended December 31, 1997



------------------------------------------------------------------------------------------------------------------------------------

Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

                                                                                               Total         Total
  Identity of                                                         Number of  Number of  dollar value  dollar value   Net gain
 party involved                     Description of assets             purchases    sales    of purchases    of sales     or (loss)
 --------------                     ---------------------             ---------  ---------  ------------  ------------   ---------
Mellon Bank Corporation   Dreyfus LifeTime Growth & Income Portfolio      77        214     $15,689,710   12,715,360      1,575,799

Mellon Bank Corporation   Dreyfus Institutional Prime Money Market
                            Fund                                         135        195      30,833,443   44,608,589         --

Mellon Bank Corporation   Dreyfus Basic S&P 500 Stock Index Fund         152        161      18,387,208   17,166,905      3,971,679

Mellon Bank Corporation   Dreyfus Disciplined Stock Fund                 204        N/A      25,463,230      N/A             N/A

Mellon Bank Corporation   Mellon Bank Corporation Common Stock            98        126      13,838,191   21,246,137     15,134,265

Note 1: Columns E (Lease/Rental) and F (Expense Incurred With Transaction) have been omitted because there is no information to report.

N/A - Not applicable

      LOGO
PEAT MARWICK LLP

    One Mellon Bank Center   Telephone 412 391 9710         Telefax 412 391 8963
    Pittsburgh, PA 15219     Telex 7106642199 PMM & CO PGH


              Consent of Independent Certified Public Accountants
              ---------------------------------------------------



The Board of Directors
Mellon Bank Corporation:


We consent to incorporation by reference in the Registration Statements (Nos. 33-23635 and 333-16745) on Form S-8 of Mellon Bank Corporation of our report dated June 22, 1998, that is included in the December 31, 1997, Annual Report on Form 11-K of the Mellon 401(k) Retirement Savings Plan.



                                          /s/  KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
June 29, 1998




LOGO Member Firm of
     KPMG International

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       Mellon 401(k) Retirement Savings Plan



                                       By: /s/ Steven G. Elliott
                                           -----------------------------------
                                           Steven G. Elliott
                                           Chief Financial Officer of Mellon
                                           Bank Corporation & Member of the
                                           Corporate Benefits Committee



Date: June 29, 1998